mm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



13012771

SEC FILE NUMBER
8- 102440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-52131

REPORT FOR THE PERIOD BEGINNING ___1/1/2012___ AND ENDING ___12/31/2012___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JETTRADE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

463 Ohio Pike, Suite 105
_____
(No. and Street)

Cincinnati   Ohio   45255-3722
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Garrett Frey   (513) 232-2800
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. CLOUD & CO. L.L.P.
_____
(Name – *if individual, state last, first, middle name*)

120 E. Fourth Street; 1100 Mercantile Center   Cincinnati   Ohio   45202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

EM
3/12/13

OATH OR AFFIRMATION

I, ___H. Garrett Frey___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___JETTRADE, INC.___ , as of ___December 31___ , ___2012___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___No exceptions___

_____

_____

_____

Signature

Chairman

Title

Notary Public

BEVERLY L GLANCY
Notary Public, State of Ohio
My Commission Expires
April 07, 2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~.Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2012



JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2012

-CONTENTS-

Developing People for Superior Service



CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.

1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

Report on the Financial Statements
We have audited the accompanying statements of financial condition of JetTrade, Inc. as of December 31, 2012 and 2011, and the related statements of income, shareholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

Cincinnati, Ohio
February 28, 2013

- 1 -

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

JETTRADE, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2012 and 2011

		2012	2011
- ASSETS -			
Cash and cash equivalents	$	**28,137**	23,992
Deposit with clearing broker		**50,039**	50,000
Commissions receivable		-	3,627
Securities, at fair value		-	2,139
Accounts receivable - other		-	1,050
Secured demand note collateral		**50,035**	50,000
Prepaid expenses		**4,120**	12,395
Deferred income tax		**2,850**	2,850
TOTAL ASSETS	$	**135,181**	146,053

- LIABILITIES AND SHAREHOLDERS' EQUITY -

		2012	2011
LIABILITIES:			
Due to clearing broker	$	**2,891**	2,139
Subordinated borrowings		**50,000**	50,000
TOTAL LIABILITIES		**52,891**	52,139
SHAREHOLDERS' EQUITY:			
Common stock; no par value, 500 shares authorized,			
100 shares issued and outstanding		**50,000**	50,000
Additional paid-in capital		**206,062**	201,022
Retained earnings (deficit)		**(173,772)**	(157,108)
TOTAL SHAREHOLDERS' EQUITY		**82,290**	93,914
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**135,181**	146,053

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2012 and 2011

	2012	2011
REVENUES:		
Commissions	$ 344,357	412,027
OPERATING EXPENSES:		
Commissions	214,150	236,450
Salaries and benefits	40,840	42,105
Service fees	102,295	133,397
Interest expense	5,000	5,000
TOTAL OPERATING EXPENSES	362,285	416,952
OTHER INCOME (EXPENSE)	1,264	(852)
INCOME TAX EXPENSE	-	-
NET LOSS	$ (16,664)	(5,777)

The accompanying notes to financial statements are an integral part of these statements.

-3-

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

JETTRADE, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – January 1, 2011	$ 50,000	181,232	(151,331)	79,901
Net loss	-	-	(5,777)	(5,777)
Capital contribution	-	19,790	-	19,790
Balance – December 31, 2011	50,000	201,022	(157,108)	93,914
Net loss	-	-	**(16,664)**	**(16,664)**
Capital contribution	-	**5,040**	-	**5,040**
Balance – December 31, 2012	**$ 50,000**	**206,062**	**(173,772)**	**82,290**

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ **(16,664)**	(5,777)
Adjustments to reconcile net loss to net cash flows from operating activities:		
(Increase) decrease in deposit with clearing broker	**(39)**	-
(Increase) decrease in commisions receivable	**3,627**	7,356
(Increase) decrease in securities	**2,104**	(2,139)
(Increase) decrease in accounts receivable - other	**1,050**	(1,050)
(Increase) decrease in prepaid expenses	**8,275**	1,126
Increase (decrease) in due to clearing broker	**752**	2,139
NET CASH FLOWS FROM OPERATING ACTIVITIES	**(895)**	1,655
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	**5,040**	19,790
NET CASH FLOWS FROM FINANCING ACTIVITIES	**5,040**	19,790
NET CHANGE IN CASH AND CASH EQUIVALENTS	**4,145**	21,445
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**23,992**	2,547
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **28,137**	23,992

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2012 and 2011

	2012	2011
Subordinated borrowings - January 1	$ 50,000	50,000
Change in subordinated borrowing	-	-
Subordinated borrowings - December 31	$ 50,000	50,000

The accompanying notes to financial statements are an integral part of these statements.

-6-

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES**

JetTrade, Inc. (the "Company") is a broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is providing brokerage services to individuals. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

DEPOSIT WITH CLEARING BROKER-
The Company is required to maintain a deposit with its clearing organization, which allows the Company to serve as an "introducing broker" into the clearing organization's system. This amount is not able to be withdrawn from the clearing organization and, therefore, has been restricted.

RECEIVABLES AND CREDIT POLICIES-
Commissions receivable are stated at the amount billed and represent uncollateralized clearing broker obligations due under normal trade terms requiring payment within 30 days. Payments of commissions are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts. Management reviews the receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary.

SECURITIES TRANSACTIONS-
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Gain or loss from transactions or value fluctuations in the secured demand note collateral belong to the lender and are therefore excluded from the Company's results of operations. The collateral is recorded at the original balance of the collateral.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 1 -   SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAIR VALUE MEASUREMENTS-
The Company uses fair value measurement accounting guidance to record the carrying value of, and adjustments to, certain assets and to determine fair value disclosures. The guidance establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three broad input levels defined in this guidance:

- Level 1 – quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date;
- Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly; and
- Level 3 – inputs that are unobservable for the asset or liability.

Securities carried at fair value, determined based on quoted prices in active markets, by the Company are categorized as Level 1 securities.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets are the result of net operating loss carry forwards adjusted for a valuation allowance. The valuation allowance reflects management's estimate of the loss carry forward that may not be realized.

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at December 31, 2012. The Company's tax returns for the years 2008 and after are subject to possible examination by taxing authorities.

NOTE 2 - **SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE COLLATERAL**

Subordinated borrowings, subject to a collateral agreement, consisted of a subordinated demand note with a related party, with a balance of $50,000 at December 31, 2012 and 2011. The note is due August 31, 2029 and bears interest at 10% annually. Interest expense and interest paid on the borrowing amounted to $5,000 in each of the years ended December 31, 2012 and 2011.

The subordinated borrowing is available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has accepted $50,000 collateral consisting of a money market account with a balance of $50,035 and $50,000 at December 31, 2012 and 2011, respectively for the secured demand note. The Company is permitted, by contract, to sell or pledge this collateral provided the balance, after any applicable discounts, remains at least equal to $50,000.

NOTE 3 - **INCOME TAXES**

The provision for income tax expense consists of the following:

	2012	2011
Current tax benefit	$ (2,500)	(867)
Deferred tax expense	2,500	867
Income tax expense	$ -	-
Gross deferred tax assets	$ 24,553	22,053
Valuation allowance	(21,703)	(19,203)
Net deferred tax asset	$ 2,850	2,850

The Company has net operating loss carry forwards of $168,293 that may be applied against future taxable income. The net operating losses will expire from 2021 through 2031.

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2012, the Company had net capital, as computed under Rule 15c3-1, of $125,320 which was $25,320 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $2,891 as of December 31, 2012.

NOTE 5 - **EXEMPTION FROM RULE 15c3-3**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - **RELATED PARTY TRANSACTIONS**

The Company is 99% owned by JetTrade Holdings, LLC ("LLC"), an entity that provides the Company the use of premises, furniture and equipment, and provides accounting, advertising, internet access, and other services. The Company reimburses the expense for which it is responsible. Total fees to LLC under this arrangement were $102,295 and $133,397 for the years ended December 31, 2012 and 2011, respectively. In addition, the majority owner of LLC transacts trades for the Company. Commissions of $214,150 and $236,450 were paid to the majority owner during the years ended December 31, 2012 and 2011, respectively.

NOTE 7 - **FINANCIAL INSTRUMENTS**

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2012.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through another clearing broker. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 8 - **SUBSEQUENT EVENTS**

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2012, through February 28, 2013, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI



J.D. Cloud & Co. L.L.P.

1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the financial statements of JetTrade, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 28, 2013 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

Cincinnati, Ohio
February 28, 2013

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

NET CAPITAL:

Total shareholders' equity	$	82,290
Deduct shareholders' equity not allowable for net capital		-
Total shareholders' equity qualified for net capital		82,290

Add:

Subordinated borrowings allowable in computation of net capital	50,000
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	132,290

Deductions/charges -
  Non-allowable assets:

Accounts receivable -other	-
Prepaid expenses	4,120
Deferred income tax	2,850
Total deductions	6,970

Net capital before haircuts on securities positions	125,320

Haircuts on securities:

Trading and investment securities	-
Other securities	-
Undue concentrations	-

NET CAPITAL	$	125,320

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012
(Continued)

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:

Due to clearing broker	$	2,891

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Greater of 6 2/3% of aggregate indebtedness or $100,000:

6 2/3% of agregate indebtedness	$	193
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	25,320
Excess net capital at 1000%	$	125,031
Ratio of aggregate indebtedness to net capital		0.023

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	125,320
Net audit adjustments		-
NET CAPITAL	$	125,320

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors' Report on Supplementary Information.



1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of JetTrade, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

Cincinnati, Ohio
February 28, 2013

Developing People for Superior Service

J.D. Cloud & Co. L.L.P.

1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com



JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS **SINCE1913**

INDEPENDENT AUDITORS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by JetTrade, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records for check paid to SIPC for $492.53, and copies of the checks for payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 as amended for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

Cincinnati, Ohio
February 28, 2013

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities